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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                               _________________

                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                              Safety-Kleen Corp.
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            (Exact name of registrant as specified in its charter)


            Wisconsin                                      39-6090019
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(State of incorporation or organization)                  (IRS Employer
                                                          Identification No.)

One Brinckman Way, Elgin, Illinois                        60123-7857
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     (Address of principal executive offices)             (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box. [_]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box. [_]

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                 Name of each exchange on which
     to be so registered                 each class is to be registered
     -------------------                 ---------------------------------

Common Stock Purchase Rights             New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:


                                     None
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                               (Title of Class)
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Item 1.   Description of Securities.
          -------------------------

     On November 20, 1997, Safety-Kleen Corp., a Wisconsin corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with SK Parent Corp., a Delaware corporation ("Parent"), and SK Acquisition Corp. a Wisconsin corporation ("Purchaser"). In connection with the Merger Agreement, the Board of Directors of the Company approved a Second Amendment, dated as of November 20, 1997 (the "Second Amendment"), to the Rights Agreement, dated as of November 9, 1988 (as amended by the First Amendment dated August 9, 1990 (the "First Amendment") and the Second Amendment, the "Rights Agreement" (except where the context otherwise requires)), between the Company and The First National Bank of Chicago, as Rights Agent. The Second Amendment provides, among other things, that the execution, delivery and performance of the Merger Agreement will not (i) cause Parent, Purchaser or any of their respective Affiliates or Associates to become an "Acquiring Person" (as defined in the Rights Agreement), (ii) give rise to a "Distribution Date" (as defined in the Rights Agreement) or (iii) trigger certain other events specified in the Rights Agreement.

     The following is a description of the Company's Rights Agreement as amended.

     On November 9, 1988, the Board of Directors of the Company declared a dividend of one common share purchase right ("Right") on each outstanding share of the Company's Common Stock, $.10 par value per share (the "Common Shares"), payable to shareholders of record on November 21, 1988 (the "Record Date"). Each Right entitles the holder thereof to buy one Common Share at an exercise price of $73.00, subject to adjustment. The terms of the Rights are set forth in the Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (excluding Parent, Purchaser and their respective affiliates and associates unless any such person acquires beneficial ownership of 20% or more of the outstanding Common Shares other than pursuant to the terms of the Merger Agreement) (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by Common Share certificates. Notwithstanding the foregoing, a Distribution Date shall not be deemed to have occurred solely as a result of (i) the approval, execution or delivery of the Merger Agreement, or (iii) the commencement or consummation of the transactions contemplated by the Merger Agreement.

     A person shall not be deemed to have become an "Acquiring Person" for any purposes if, as determined in good faith by the Board of Directors, he inadvertently becomes an Acquiring

                                      -1-
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Person and promptly thereafter divests himself of sufficient number of Common
Shares to no longer be an "Acquiring Person".

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on November 21, 1998 (the "Final Expiration Date"), unless the Rights are earlier redeemed by the Company, as described below.

     The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     If any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will be void), will have the right to receive upon exercise of such Right that number of Common Shares having a market value of two times the exercise price of the Right.

     In addition, if the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

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     Notwithstanding anything in the Rights Agreement to the contrary, holders of Rights will not have the right to exercise such Rights as set forth in the immediately preceding two paragraphs, and the Board of Directors of the Company will not have the right described in the next paragraph, solely as a result of
(i) the approval, execution or delivery of the Merger Agreement, or (ii) the commencement or consummation of the transactions contemplated by the Merger Agreement.

     At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     At any time before a person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights Agreement, dated as of November 9, 1988, between Safety-Kleen Corp. and The First National Bank of Chicago, as Rights Agent, is filed as
Exhibit 1 to the Company's Registration Statement on Form 8-A dated December 28, 1988. The First Amendment is filed as Exhibit 1 to the Company's Form 8 dated August 27, 1990. The Second Amendment is attached as Exhibit 1.3 to this Form 8-A/A. The Board of Directors of the Company adopted a resolution on November 14, 1997 which is described in the Company's Form 8-K dated November 14, 1997. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by the reference to such exhibits and Form 8-K, which are hereby incorporated herein by reference in their entirety.

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Item 2.   Exhibits.
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     1.1  Rights Agreement, dated as of November 9, 1988, between Safety-Kleen
          Corp. and The First National Bank of Chicago, as Rights Agent (incorporated by reference to the Company's Registration Statement on Form 8-A dated December 28, 1988).

     1.2 First Amendment, dated as of August 10, 1990, between Safety-Kleen Corp. and The First National Bank of Chicago (incorporated by reference to the Company's Form 8 dated August 27, 1990 amending the Form 8-A dated December 28, 1988).

     1.3 Second Amendment dated as of November 20, 1997 between Safety-Kleen Corp. and The First National Bank of Chicago, as Rights Agent (filed herewith).

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                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SAFETY-KLEEN CORP.


                                        /s/ DONALD W. BRINCKMAN
                                        ----------------------------------
                                        Donald W. Brinckman
Dated: November 20, 1997                Chairman and Chief Executive Officer

                                      -5-
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                               INDEX TO EXHIBITS
                               -----------------

Exhibit
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1.1  Rights Agreement, dated as of November 9, 1988, between Safety-Kleen Corp.
     and The First National Bank of Chicago, as Rights Agent (incorporated by reference to the Company's Registration Statement on Form 8-A dated December 28, 1988).

1.2 First Amendment, dated as of August 10, 1990, between Safety-Kleen Corp. and The First National Bank of Chicago (incorporated by reference to the Company's Form 8 dated August 27, 1990 amending the Form 8-A dated December 28, 1988).

1.3 Second Amendment dated as of November 20, 1997 between Safety-Kleen Corp. and The First National Bank of Chicago, as Rights Agent (filed herewith).